Exhibit 21.1

SUBSIDIARIES OF DYNAGAS LNG PARTNERS LP

Name of Subsidiary	Jurisdiction of Incorporation
Dynagas Operating LP	Republic of the Marshall Islands
Dynagas Equity Holding Ltd.	Liberia
Quinta Group Corp.	Nevis
Pegasus Shipholding S.A.	Republic of the Marshall Islands
Seacrown Maritime Ltd.	Republic of the Marshall Islands
Pelta Holdings S.A.	Nevis
Lance Shipping S.A.	Republic of the Marshall Islands